SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

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         PCI Netherlands Corp.            Dutch Gas II Business Trust (1999-1A)
    Potomac Nevada Investment, Inc.       Dutch Gas II Business Trust (1999-1B)
          PCI Holdings, Inc.               Dutch Gas II Business Trust (1999-2)
                                           Dutch Gas II Business Trust (1999-3)
           PCIN Hydro Trust                Dutch Gas II Business Trust (1999-4)
            PNI Hydro Trust
                                               Energie Upper Austria Trust
  Dutch Gas Business Trust (1999-1A)             Energie Salzburg Trust
  Dutch Gas Business Trust (1999-1B)              EAG Salzburg Trust
  Dutch Gas Business Trust (1999-1C)           EAG Upper Austria S Trust
  Dutch Gas Business Trust (1999-2)            EAG Upper Austria R Trust
  Dutch Gas Business Trust (1999-3)
  Dutch Gas Business Trust (1999-4)
  Dutch Gas Business Trust (1999-5)

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                       (Name of foreign utility companies)

                     Potomac Capital Investment Corporation
            (Name of filing company, if filed on behalf of a foreign
                                utility company)

          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57 thereunder, Potomac Capital Investment Corporation files this form to notify the Securities and Exchange Commission that the companies ("FUCOs") described herein are, and claim status as foreign utility companies within the meaning of Section 33 of the Act or will be such foreign utility companies upon consummation of certain planned transactions. The status of each FUCO is described in Item 1.


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Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

          This form describes the ownership interests of 22 companies meeting the requirements of foreign utility company status. Item 1 of the form is divided into four parts, each describing a group of FUCOs and the facilities in which they hold an interest.

1.  Austrian Hydro-Electric Group I.

a. Facility. The facility is a pumped storage hydro-electric generating facility located in Austria. The facility is comprised of two power stations (and all equipment contained therein), the tailwater, fenster, the surge tank, two dams and reservoirs, mountain catchments and pumping facilities, one pressure shaft, and two diversion tunnels. The facility has a maximum generating capacity of 781 MW and a maximum pumping capacity of 250 MW.

b. Ownership Structure. The ownership of the facility is divided among two Delaware business trusts, PCIN Hydro Trust and PNI Hydro Trust. PCI Netherlands Corporation ("PCIN"), a Nevada corporation, and Potomac Nevada Investment, Inc. ("PNI"), a Nevada Corporation, are investors in the trusts and the holders of beneficial interests in the trusts. PCIN and PNI are wholly owned subsidiaries of Potomac Capital Investment Corporation ("PCI Corp."), a Delaware Corporation. PCI Corp. is a direct wholly owned subsidiary of Pepco Holdings, Inc. ("Pepco Holdings"), a Delaware corporation and a registered holding company under the Act. Wilmington Trust Company, a Delaware corporation, is the trustee of the trusts.

c.  Business Addresses:    PCIN Hydro Trust
                           PNI Hydro Trust
                           c/o Wilmington Trust Company
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890-0001

                           PCI Netherlands Corporation
                           Potomac Nevada Investment, Inc.
                           1575 Delucchi Lane
                           Suite 115
                           Reno, Nevada 89502

2.  Austrian Hydro-Electric Group II.

a. Facility. The facilities consist of 14 hydro-electric generating plants located in the Austrian Provinces of Salzburg and Upper Austria with a total installed generating capacity of


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approximately 237.22 MW. The electric generating facilities include powerhouses, dams, water conveyance facilities and associated switchyards.

b. Ownership Structure. Upon consummation of a transaction expected to close in September or early October, 2002, the facilities would be owned by five Delaware business trusts: Energie Upper Austria Trust, Energie Salzburg Trust, EAG Salzburg Trust, EAG Upper Austria S Trust and EAG Upper Austria R Trust (collectively, the "Energie Trusts"). Wilmington Trust Company would be the trustee of the Energie Trusts. PCIN and PNI propose to invest in the Energie Trusts and to hold beneficial interests therein. The individual generating facilities to be held by each FUCO, including their approximate capacities, are listed below:

Energie Upper Austria Trust
     1.   Traunfall (9.75 MW)
     2.   Gmunden (11.94 MW)
     3.   Offensee (unit I, 2.79 MW)
     4.   Trattenbachfall (2.99 MW)

Energie Salzburg Trust
     5.   Plankenau (12.24 MW)
     6.   Grossarl (6.57 MW)

EAG Salzburg Trust
     7.   Wagrain (17.81 MW)
     8.   Arthurwerk (6.37 MW)

EAG Upper Austria S Trust
     9.   Partenstein (33.23 MW)
     10.  Steeg (12.24 MW)
     11.  Ranna (18.51 MW)

EAG Upper Austria R Trust
     12.  Traun Pucking (45.67 MW)
     13.  Marchtrenk (43.18 MW)
     14.  Lambach (13.73 MW)

          PNI will invest in and hold a beneficial interest in the EAG Upper Austria R Trust and the Energie Salzburg Trust. PCIN will invest in and hold a beneficial interest in the EAG Upper Austria S Trust, EAG Salzburg Trust and the Energie Upper Austria Trust.

c.  Business Addresses:    Energie Upper Austria Trust
                           Energie Salzburg Trust
                           EAG Salzburg Trust
                           EAG Upper Austria S Trust
                           EAG Upper Austria R Trust
                           c/o Wilmington Trust Company
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890-0001


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                           PCI Netherlands Corporation
                           Potomac Nevada Investment, Inc.
                           1575 Delucchi Lane
                           Suite 115
                           Reno, Nevada 89502

3.  Dutch Gas Group I.

a. Facility. The facilities consist of gas distribution infrastructure, including pipelines, meters and compressors, located in the Netherlands and operated by several gas utility companies. The utilities and the municipalities where the facilities are located are set forth below:

i. GGR-Gas Infrastructuur B.V. located at Postbus 149, 4000 AC Tiel, The Netherlands and having facilities in the municipalities of Ammerzoden, Kerkwijk, Bemmel, Kesteren, Brakel, Lienden, Buren, Lingewaal, Culemborg, Maasdriel, Dodewaard, Maurik, Echteld, Neerijnen, Elst, Nijmegen, Geldermalsen, Rossum, Gendt, Tiel, Hedel, Valburg, Heteren, Huissen, and Zaltbommel and Best, Bladel, Budel, Eersel, Eindhoven, Heeze-Leende, Nuenen, Oirschot, Reusel-De Mierden, Veldhoven and Waalre.

ii. Gasbedrijf Midden Kennemerland N.V. located at Postbus 365, 1960 13 Heemskerk, The Netherlands and having facilities in the municipalities of Akersloot, Beverwijk, Schermer, Castricum, Graft, De Rijp, Velsen, Heemskerk, Limmen and Uitgeest.

iii. N.V. Nutsbedrijf Regio Eindhoven located at Postbus 2005, 2005 CA Eindhoven, The Netherlands and having facilities in the municipalities of Best, Bladel, Budel, Eersel, Eindhoven, Heeze-Leende, Nuenen, Oirschot, Reusel-De Mierden, Veldhoven and Waalre.

iv. N.V. Nutsbedrijven Maastricht located at Postbus 1042, 6201 MJ Maastricht, The Netherlands and having facilities in the municipalities of Maastricht.

b. Ownership. The facilities are owned by seven Delaware business trusts: Dutch Gas Business Trust (1999-1A), Dutch Gas Business Trust (1999-1B), Dutch Gas Business Trust (1999-1C), Dutch Gas Business Trust (1999-2), Dutch Gas Business Trust (1999-3), Dutch Gas Business Trust (1999-4) and Dutch Gas Business Trust (1999-5) (collectively the "Dutch Gas I Trusts"). Wilmington Trust Company is the trustee of the Dutch Gas I Trusts. PCI Corp. has directly invested in the Dutch Gas I Trusts and holds beneficial interests therein. PCI Corp. is not asserting foreign utility company status in this filing.


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c.  Business Addresses:    Dutch Gas Business Trust (1999-1A)
                           Dutch Gas Business Trust (1999-1B)
                           Dutch Gas Business Trust (1999-1C)
                           Dutch Gas Business Trust (1999-2)
                           Dutch Gas Business Trust (1999-3)
                           Dutch Gas Business Trust (1999-4)
                           Dutch Gas Business Trust (1999-5)
                           c/o Wilmington Trust Company
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890-0001

4.  Dutch Gas Group II.

a. Facility. The facilities consist of gas distribution infrastructure, including pipelines, meters and compressors, located in the Netherlands and operated by several gas utility companies. The utilities and the municipalities where the facilities are located are set forth below:

i. Maatschappij Voor Intercommunale Gasdistributie "Intergas" N.V. located at Warandelaan 2, 4900 AA Oosterhout (NB), The Netherlands and having facilities in the municipalities of Aalburg, Halderberge, Steenbergen Alphen-Chaam, Heusden Hilvarenbeek, Tilburg Barrie-Nassau, Made, Waalwijk Berda, Oosterhout, Werkendam Dongen, Olsterwik, Woensdrecht Geerruidenberg, Roosendaal, Woudrichem Haaren, Rucphen and Zvenbergen.

ii. N.V. Energiebedrijf Zuid-Kennemerland Netwerk located at Herenweg 115, 2105 MG Heemstede, The Netherlands and having facilities in the municipalities of Heemstede, Aerdenhout, Haarlemmerlledeen Bennebrock, Bentveld, Spaarnwoude Vogelenzang, Boemendaal, Spaardam Zandvoort, Overeen and Halfweg.

iii. N.V. Gasbedrijf Noord-Oost Friesland located at Birdaarderstraatweg 82, 9101 PK Dokkum, The Netherlands and having facilities in the municipalities of Achtkarspelen Dongeradeel, Schiermonnikoog Ameland (island), Ferwerderadeel, Tytsjerksteradiel Dantumadeel and Kollumerland c.a.

iv. Nutsbedrijf Amstelland N.V. located at Van Heuven Goedhartlaan 15, 1181 LE Amstelveen, The Netherlands and having facilities in the municipalities of Aalsmeer, Dulvendrecht, Ulthoorn Amstelveen, Ouderkerk and Ouder-Amstel.

b. Ownership. The facilities are owned by seven Delaware business trusts: Dutch Gas II Business Trust (1999-1A), Dutch Gas II Business Trust (1999-1B), Dutch Gas II Business Trust (1999-2), Dutch Gas II Business Trust (1999-3) and Dutch Gas II Business Trust (1999-4) (collectively the "Dutch Gas II Trusts"). Wilmington Trust Company is the trustee of the Dutch Gas II Trusts. PCIN and PCI Holdings, Inc. ("PCI Holdings"), a Delaware corporation, have invested in the Dutch Gas II Trusts and hold beneficial interests therein. PCI Holdings is a subsidiary of PCI Nevada Investments, a partnership 95% owned by Potomac Capital Joint Leasing Corporation, a Delaware Corporation and 5% by Potomac Nevada Corporation.


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Potomac Capital Joint Leasing Corporation is a wholly owned subsidiary of
Potomac Nevada Corporation. Potomac Nevada Corporation is a wholly owned subsidiary of PCI Corp.

c.  Business Addresses:    Dutch Gas II Business Trust (1999-1A)
                           Dutch Gas II Business Trust (1999-1B)
                           Dutch Gas II Business Trust (1999-2)
                           Dutch Gas II Business Trust (1999-3)
                           Dutch Gas II Business Trust (1999-4)
                           c/o Wilmington Trust Company
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890-0001

                           PCI Netherlands Corporation
                           1575 Delucchi Lane
                           Suite 115
                           Reno, Nevada 89502

                           PCI Holdings, Inc.
                           1801 K Street, N.W.
                           Suite 900
                           Washington, DC 20006


Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

          PNI, PCIN and PCI Holdings are wholly owned subsidiaries of PCI Corp. which, in turn, is a wholly owned subsidiary of Pepco Holdings, a registered holding company. Pepco Holdings has six direct or indirect public-utility company subsidiaries: (1) Potomac Electric Power Company, a District of Columbia and Virginia corporation ("Pepco"); (2) Atlantic City Electric Company ("ACE"), a New Jersey corporation; (3) Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia corporation; (4) Conectiv Atlantic Generation, L.L.C. ("CAG"), a Delaware limited liability company; (5) Conectiv Delmarva Generation, Inc. ("CDG"), a Delaware corporation; and (6) Conectiv Pennsylvania Generation, Inc. ("CPG"), a Delaware corporation. Pepco is a direct wholly owned subsidiary of Pepco Holdings. Conectiv, a Delaware corporation and a registered public utility holding company also is a direct wholly owned subsidiary of Pepco Holdings. ACE, Delmarva, CAG, CDG, and CPG are all direct or indirect wholly owned subsidiaries of Conectiv.

          None of the public utility companies in the Pepco Holdings registered holding company system is a direct or indirect parent or subsidiary of PCI Corp., PNI, PCIN or PCI Holdings, or any of the trusts described herein. In addition, none of the public utility companies has contributed or will contribute funds to finance any part of PCIN's or PNI's investment in the


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Energie Trusts. Pepco was the parent company of PCI Corp. and indirectly the parent of PNI, PCIN and PCI Holdings and had an equity investment in PCI Corp. at the time investments were made in the trusts other than the Energie Trusts./1

Exhibit A is not applicable.


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1 Pepco made a $150 million capital contribution to PCI Corp. when PCI Corp. was formed in 1983. The return on capital, paid in dividends to Pepco, has equaled or exceeded this amount.


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                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 25, 2002        Potomac Capital Investment Corporation
                                 on behalf of :
                                 PCI Netherlands Corp.
                                 Potomac Nevada Investment, Inc.
                                 PCI Holdings, Inc.

                                 and with respect to: PCIN
                                 Hydro Trust PNI Hydro Trust
                                 Dutch Gas Business Trust
                                 (1999-1A) Dutch Gas Business
                                 Trust (1999-1B) Dutch Gas
                                 Business Trust (1999-1C)
                                 Dutch Gas Business Trust
                                 (1999-2) Dutch Gas Business
                                 Trust (1999-3) Dutch Gas
                                 Business Trust (1999-4)
                                 Dutch Gas Business Trust
                                 (1999-5) Dutch Gas II
                                 Business Trust (1999-1A)
                                 Dutch Gas II Business Trust
                                 (1999-1B) Dutch Gas II
                                 Business Trust (1999-2)
                                 Dutch Gas II Business Trust
                                 (1999-3) Dutch Gas II
                                 Business Trust (1999-4)
                                 Energie Upper Austria Trust
                                 Energie Salzburg Trust EAG
                                 Salzburg Trust EAG Upper
                                 Austria S Trust EAG Upper
                                 Austria R Trust


                                 By:  /s/ Leslie Zimberg
                                 Leslie Zimberg
                                 Vice President and Deputy General Counsel
                                 Potomac Capital Investment Corporation


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